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Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax
May 1, 2019
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Keith Gregory, Division of Investment Management
Re:    VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)
Dear Mr. Gregory:
This letter responds to a comment from the U.S. Securities and Exchange Commission (the “Commission”) staff regarding the registration statement on Form N‑1A for the Trust with respect to VanEck Vectors Municipal Allocation ETF (the “Fund”), a series of the Trust, filed with the Commission on June 15, 2018.
In particular, it was requested that the Trust separately file on EDGAR as correspondence the completed fee table information for the Fund. Below please find the requested information:
Fund Fees and Expenses
The following tables describe the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”).

Shareholder Fees (fees paid directly from your investment)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.08%
Other Expenses(a)	0.29%
Acquired Fund Fees and Expenses(b)	0.28%
Total Annual Fund Operating Expenses	0.65%
Fee Waivers and Expense Reimbursement(c)	-0.29%
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement(c)	0.36%

(a)	“Other Expenses” are based on estimated amounts for the current fiscal year.

(b)
“Acquired Fund Fees and Expenses” include fees and expenses incurred indirectly by the Fund as a result of investments in other investment companies, including VanEck Vectors exchange-traded products (“ETPs”) and funds which invest exclusively in money market instruments. Because acquired fund fees and expenses are not borne directly by the Fund, they will not be reflected in the expense information in the Fund’s financial statements and the information presented in the table will differ from that presented in the Fund’s financial highlights included in the Fund’s reports to shareholders. Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

(c)
Van Eck Associates Corporation (the “Adviser”) has agreed to waive fees and/or pay Fund expenses to the extent necessary to prevent the operating expenses of the Fund (excluding acquired fund fees and expenses, interest expense, trading expenses, taxes and extraordinary expenses) from exceeding 0.08% of the Fund’s average daily net assets per year until at least September 1, 2020. During such time, the expense limitation is expected to continue until the Fund’s Board of Trustees acts to discontinue all or a portion of such expense limitation.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account brokerage commissions that you pay when purchasing or selling Shares of the Fund.
The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% annual return and that the Fund’s operating expenses remain the same (except that the example incorporates the fee waiver and/or expense reimbursement arrangement for only the first year). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

YEAR	EXPENSES
1	$37
3	$179

* * * * *
If you have any questions, please feel free to contact Brian Roe at (212) 649-8707 or Stuart Strauss at (212) 698-3529.
Very truly yours,

/s/ Stuart M. Strauss
Stuart M. Strauss